UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form N-8F/A

Application for Deregistration of Certain Registered Investment Companies.

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      |X|   Merger

      |_|   Liquidation

      |_|   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      |_|   Election of status as a Business Development Company (Note:
            Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: BlackRock U.S. High Yield Fund, Inc.

3.    Securities and Exchange Commission File No.: 811-08699

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      |_|   Initial Application     |X|   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

            BlackRock, Inc.
            800 Scudders Mill Road
            Plainsboro, New Jersey 08536

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

            Gladys Chang
            Sidley Austin LLP
            787 Seventh Avenue
            New York, New York 10019
            Tel:  212-839-5856

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

            Donald C. Burke
            BlackRock, Inc.
            800 Scudders Mill Road
            Plainsboro, New Jersey 08536
            Tel:  609-282-7085

8.    Classification of fund (check only one):

      |X| Management company;

      |_| Unit investment trust; or

      |_| Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      |X|   Open-end          |_|   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

            Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            BlackRock U.S. High Yield Fund, Inc. is a feeder fund and the investment advisory agreement is between the master fund, Master U.S. High Yield Trust, and BlackRock Advisors, LLC, 100 Bellevue Parkway, Wilmington, Delaware 19807. Prior, the investment advisory agreement was between the master fund and Fund Asset Management, L.P., P.O. Box 9011, Princeton, New Jersey 08543-9011

            The sub-adviser is BlackRock Financial Management, Inc., 40 East 52nd Street, New York, NY 10022.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            FAM Distributors, Inc.
            P.O. Box 9081
            Princeton, New Jersey 08543-9081

            BlackRock Distributors, Inc.
            760 Moore Road
            King of Prussia, PA 19406

13.   If the fund is a unit investment trust ("UIT") provide:

            Not Applicable

            (a)   Depositor's name(s) and address(es)

            (b)   Trustee's name(s) and address(es)



14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      |_|  Yes    |X|  No

      If Yes, for each UIT state:

            Name(s):

            File No. :

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            |X| Yes           |_| No

            If Yes, state the date on which the board vote took place:

                  May 12, 2006

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            |X| Yes           |_| No

            If Yes, state the date on which the shareholder vote took place:

                  August 15, 2006

            If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            |X| Yes           |_| No

(a)   If Yes, list the date(s) on which the fund made those distributions:

            October 16, 2006

(b)   Were the distributions made on the basis of net assets?

            |X| Yes           |_| No

(c)   Were the distributions made pro rata based on share ownership?

            |X| Yes           |_| No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind?

            |_| Yes           |_| No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:

      Has the fund issued senior securities?

      |_| Yes           |_| No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      |X| Yes           |_| No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?



      (b) Describe the relationship of each remaining shareholder to the fund:



19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      |_| Yes           |X| No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      |_| Yes           |X| No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            |_| Yes           |_| No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      |_| Yes           |X| No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?



IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses: $149,565.00

            (ii)  Accounting expenses: $ 0

            (iii) Other expenses (list and identify separately):

                  Proxy Solicitation.....................    $22,584.00
                  Printing...............................    $12,805.00
                  Miscellaneous..........................    $14,956.00
                  Audit..................................    $17,798.00
                  Mailing ...............................    $55,601.00
                                                             -----------
                                                       Total $273,309.00
                                                             ===========


            (iv)  Total expenses (sum of lines (i) - (iii) above): $273,309.00



      (b)   How were those expenses allocated?

            BlackRock, Inc. or one or more of its affiliates bore all the expenses, direct and indirect, incurred in connection with the merger.

      (c)   Who paid those expenses?

            BlackRock, Inc. or one or more of its affiliates bore all the expenses, direct and indirect, incurred in connection with the merger. On September 29, 2006, BlackRock, Inc. consummated a transaction with Merrill Lynch & Co., Inc. whereby Merrill Lynch & Co., Inc.'s investment management business combined with that of BlackRock to create a new independent company. BlackRock Advisors, LLC, the investment adviser for the Fund, is a wholly owned subsidiary of BlackRock, Inc.

      (d)   How did the fund pay for unamortized expenses (if any)?

            N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      |_| Yes          |X| No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      |_| Yes           |X| No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      |_| Yes           |X| No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

            High Yield Bond Portfolio of BlackRock FundsSM

      (b) State the Investment Company Act file number of the fund surviving the Merger:

            811-05742

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            333-133761
            N-14AE: filed May 3, 2006
            N-14/A: filed June 16, 2006
            N-14/A: filed June 19, 2006

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock U.S. High Yield Fund, Inc., (ii) he is the Vice President and Treasurer of BlackRock U.S. High Yield Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                    Signature:



                                    _________________________________________
                                    Donald C. Burke